UNITED STATES	OMB APPROVAL
SEC URITIES AND EXCHANGE COMMISSION	OMB Number:3235-0058 Expires:August 31, 2015 Estimated average burden hours per response 2.50
Washington, D.C. 20549	SEC FILE NUMBER 001-33720

FORM 12b-25	CUSIP NUMBER 75954W107
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2012

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

            Remark Media, Inc.

Full Name of Registrant

            HSW International, Inc.

Former Name if Applicable

            Six Concourse Parkway, Suite 1500

Address of Principal Executive Office (Street and Number)

             Atlanta, GA 30328

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1 0-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The Company will not have completed the Form 10-K by the required filing date because it recently changed its senior accounting staff officer, and the transition and recent new addition of his replacement has resulted in being unable to complete the Annual Report on Form 10-K in a timely manner.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Bradley T. Zimmer (Name)	404 (Area Code)	974-2722 (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                                                 Yes ☒            No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?                        Yes ☐            No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Remark Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification t o be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By: /s/ Bradley T. Zimmer
Chief Operating Officer and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).